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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                               HUFFMAN KOOS INC.
                           (NAME OF SUBJECT COMPANY)

                               HUFFMAN KOOS INC.
                       (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  444322 10 1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                WILLIAM HELLMAN
                             CHAIRMAN OF THE BOARD
                               HUFFMAN KOOS INC.
                            ROUTE 4 AND MAIN STREET
                          RIVER EDGE, NEW JERSEY 07661
                                 (201) 343-4300
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
            COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                                    COPY TO:

                                 ROBERT F. WALL
                                WINSTON & STRAWN
                              35 WEST WACKER DRIVE
                            CHICAGO, ILLINOIS 60601
                                 (312) 558-5600

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Huffman Koos Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is Route 4 and Main Street, River Edge, New Jersey 07661. The title of the class of equity securities to which this statement relates is the Company's Common Stock, $.01 par value per share (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

     This statement relates to the tender offer by HK Acquisition Company, Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Breuner's Home Furnishings Corporation, a Delaware corporation (the "Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated September 25, 1995 (the "Schedule 14D-1"), to purchase all of the outstanding Shares at a price of $9.375 per Share, net to seller in cash (the "Offer Price"), upon the terms and conditions set forth in the Purchaser's Offer to Purchase dated September 25, 1995 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used but not otherwise defined herein have the meanings given to such terms in the Offer.

     The Offer is conditioned upon, among other things, there having been validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares that represents at least ninety percent of the Shares outstanding (the "Minimum Condition"). See Section 13 of the Offer to Purchase.

     The Offer is being made pursuant to an Agreement and Plan of Merger dated September 18, 1995 by and among the Company, the Purchaser and the Parent (the "Merger Agreement"). The Merger Agreement provides, among other things, for the making of the Offer by the Purchaser and further provides that, following the completion of the Offer and the satisfaction or the waiver of certain conditions set forth in the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger" and, together with the Offer, the "Transaction"). Following the consummation of the Merger (the "Effective Time"), the Company will be the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of the Parent.

     The Schedule 14D-1 states that the address of the principal executive offices of the Parent and the Purchaser is 7069 Consolidated Way, San Diego, California 92121.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above.

     (b)(1) Certain material contracts, agreements, arrangements and understandings and actual or known potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) the Purchaser, its executive officers, directors or affiliates are described in the Information Statement attached hereto as Annex I (which has been filed as Exhibit 1 to this Schedule 14D-9 and which is incorporated herein by reference) or set forth below.

     The Board established a Special Committee of the Board of Directors (the "Special Committee") to help the Board review the Company's strategic alternatives, and subsequent to the Company's public announcement that it had retained The Chicago Corporation ("Chicago Corporation") to advise it in considering the possible sale of the Company, the Special Committee assisted the Board in conducting the sale process. In connection with their services as members of the Special Committee, the Company will pay directors Peter C.B. Bynoe and Michael Kurzman each a fee of $10,000.

     Prior to September 18, 1995, the Company's by-laws generally provided that the Company was permitted to indemnify an officer, director, employee or agent of the Company, subject to certain standards of conduct, against expenses, judgments and amounts paid in settlement actually and reasonably incurred by such person arising from claims relating to the fact that he or she is or was an officer, director, employee or agent of the Company. On September 18, 1995, the Board amended the Company's by-laws to change such indemnification obligations from elective obligations to affirmative obligations of the Company.

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     (2) A. The Merger Agreement. The following is a summary of the Merger
Agreement, a copy of which has been filed as Exhibit 2 to this Schedule 14D-9. Such summary is qualified in its entirety by reference to the Merger Agreement.

     The Offer. The Merger Agreement provides that the Purchaser will commence the Offer as soon as practicable, but in no event later than the fifth business day after the date of the initial announcement of the Merger Agreement and the Offer. The obligation of the Purchaser to commence the Offer and to accept for payment, purchase and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions set forth in the Merger Agreement and Section 13 of the Offer to Purchase.

     The Purchaser and the Parent have agreed with the Company that, without the prior written consent of the Company, no change in the Offer may be made that
(x) decreases the price per Share payable in the Offer, (y) changes the form of consideration payable in the Offer or (z) imposes conditions to the Offer in addition to those set forth in Section 13 of the Offer to Purchase.

     The Parent and the Purchaser have agreed with the Company that (i) the Purchaser shall have the right in its sole discretion to extend the Offer for up to a maximum of five additional business days if after 20 business days there shall not have been tendered sufficient Shares to consummate a Short Form Merger as described in Section 2.9(c) of the Merger Agreement, (ii) the Purchaser may extend the Offer for such additional number of trading days as may be reasonably necessary to allow Shares tendered under "signature guarantees" to be delivered and (iii) if the Parent or the Purchaser determines, upon the advice of outside legal counsel, that any supplement or amendment to the Offer Documents (as defined in Section 1.1(b) of the Merger Agreement) is required to be circulated to the offerees, then the Parent or the Purchaser shall have the right to extend the offer for such additional number of days as may be necessary under applicable law as determined by the Parent and the Purchaser, on the advice of counsel.

     Company Action. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, and in accordance with the General Corporation Law of the State of Delaware, as amended (the "DGCL"), the Board will not (x) withdraw or modify, or propose to withdraw or modify, in a manner adverse to the Parent or the Purchaser, its approval or recommendation of the Offer, the Merger Agreement or the Merger, provided, however, that to the extent required by the fiduciary obligations of the Board, as determined in good faith by a majority of the "disinterested" members thereof based on the advice of outside counsel, in the case of a "superior proposal" (as defined below), the Board will have the right to withdraw such approval or recommendation; or (y) approve or recommend, or propose to approve or recommend, any takeover proposal. If any of the foregoing actions are taken by the Board, the Parent or the Purchaser will have and the Company will have (subject to certain limitations) the right to terminate the Merger Agreement. For purposes of the Merger Agreement, "superior proposal" means a bona fide proposal made by a third party to acquire the Company pursuant to a tender or exchange offer, a merger, a sale of all or substantially all of its assets or otherwise on terms which a majority of the disinterested members of the Board determines in its good faith judgment to be more favorable to the Company's stockholders than the Offer and the Merger (based on the written opinion, with only customary qualifications, of the Company's financial advisor that the value of the consideration provided for in such proposal exceeds the value of the consideration provided for in the Offer and the Merger) and for which financing, to the extent required, is then committed or which, in the good faith judgment of a majority of such disinterested members (based on the written advice of the Company's financial advisor), is reasonably capable of being obtained by such third party. For purposes of the Merger Agreement, "disinterested" means disinterested with respect to the Parent and the Purchaser.

     The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, and in accordance with the DGCL, at such time as the certificate of merger is filed with the Secretary of State of Delaware or at such later time as is specified in the certificate of merger (the time the Merger becomes effective being referred to herein as the "Effective Time"), the Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the surviving corporation after the Merger (the "Surviving Corporation").

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     The Merger Agreement provides that the directors of the Purchaser, immediately prior to the Effective Time, shall be the initial directors of the Surviving Corporation, and the officers of the Purchaser, immediately prior to the Effective Time, shall be the initial officers of the Surviving Corporation. The Merger Agreement provides that the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation; provided, however, that article 4 thereof shall be amended to provide that the authorized capital stock of the Surviving Corporation shall consist solely of 1,000 shares of common stock, par value $.01 per share. The Merger Agreement also provides that the by-laws of the Company, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation.

     Designation of Directors. The Merger Agreement provides that, promptly upon the purchase by the Purchaser of the Shares pursuant to the Offer or the Majority Shares (as hereinafter defined) pursuant to the Stockholders Agreement (unless as a result of such purchase the Purchaser owns at least 90% of the Shares then outstanding) and from time to time thereafter, the Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the board of directors of the Company as will give the Purchaser representation on the board equal to the product of the number of directors on the board and the ratio that the combined voting power of the Shares so purchased bears to the total combined voting power of all outstanding Shares on a fully-diluted basis, and, upon request by the Purchaser, the Company shall use its best efforts either, at the Company's election, to increase promptly the size of the board or to secure promptly the resignation of such number of directors as is necessary to enable the Purchaser's designees to be elected to the board and to cause the Purchaser's designees to be so elected. At such times, the Company will use its best efforts to cause persons designated by the Purchaser to constitute the same percentage as is on the board of each committee of the board. Notwithstanding the foregoing, the Company shall use its best efforts to ensure that two of the members of the board as of the date of the Merger Agreement shall remain members of the board until the Effective Time, and the Parent and the Purchaser shall not remove such members and, if necessary, shall vote to keep such members on the board.

     Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the Purchaser or the Company: (i) each Share issued and outstanding immediately prior to the Effective Time (other than any Shares held by a holder who, in connection with the Merger, has properly demanded and perfected the right for appraisal of such Shares in accordance with the DGCL) will be converted automatically into the right to receive the amount in cash payable to the holder thereof, without interest and less any required withholding taxes, upon surrender of the certificate formerly representing such Share; (ii) each Share held in the treasury of the Company or owned by the Parent, the Purchaser or any subsidiary of the Parent or the Purchaser immediately prior to the Effective Time will be canceled and cease to exist without any conversion thereof and no payment or distribution will be made with respect thereto; and (iii) each share of common stock, par value $.01 per share, of the Purchaser issued and outstanding immediately prior to the Effective Time will, upon surrender of the certificate formerly representing such shares, be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

     Dissenting Shares. Under the DGCL, no appraisal rights are available to stockholders who tender their Shares. Stockholders who do not tender their Shares pursuant to the Offer will have the right to dissent and to seek an appraisal pursuant to Section 262 of the DGCL. If a holder of Shares who has not tendered those Shares pursuant to the Offer follows the procedures set forth in
Section 262 of the DGCL, he will be entitled to the fair value of his Shares as of the date prior to the date on which the vote on the Merger is taken, as appraised and determined by a court of competent jurisdiction, and to receive payment in cash of such fair value of his Shares as so determined. Any such judicial determination of "fair value" could be based upon any method of valuation generally accepted in the investment community. The "fair value" of the Shares so determined could be more or less than the amount to be paid pursuant to the Offer and the Merger. Each stockholder who has elected not to tender his Shares pursuant to the Offer will, in connection with the Merger, receive notification of his appraisal rights and the procedures that he must follow, together with a copy of Section 262 of the DGCL. In addition to appraisal rights, stockholders may have other rights and remedies under federal securities laws, Delaware law or the laws of the states in which they reside relating to the

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assertion of any possible claim regarding the Offer and the Merger. In this connection, stockholders are advised to discuss the Offer and the Merger with their financial advisors and attorneys for a more complete discussion of their rights.

     Employee Stock Options. The Company will (i) take all necessary action to provide that immediately prior to the Effective Time each outstanding stock option (each, an "Option") granted under the Company's 1986 Stock Option Plan, as amended and restated (the "Option Plan"), will be canceled and each holder of a canceled Option will be entitled to receive from the Company, as of such date, in cancellation and settlement of such Option, whether or not such Option was exercisable at the time of such cancellation, only an amount equal to the excess, if any, of $9.375, or any greater amount per Share paid pursuant to the Offer, over the per Share exercise price of such Option, multiplied by the number of Shares covered by such Option (the "Option Settlement Amount"), reduced by any applicable withholding taxes or other amounts required by law to be paid or withheld by the Company, and (ii) pay to each person who formerly held such Option the Option Settlement Amount, reduced by such taxes or other amounts; provided, however, that with respect to any person subject to Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), any such amount to be paid will be paid as soon as practicable after the first date payment can be made without liability for such person under Section 16(b) of the Exchange Act. Such Options and any rights granted in connection with any such Options will be canceled upon the payment of the Option Settlement Amount. At the Effective Time, any such Options with respect to which the holder thereof has not consented, if necessary, to cancellation in exchange for the receipt of the Option Settlement Amount will be converted into, and thereafter represent only the right to receive, the Option Settlement Amount.

     On September 18, 1995, the Stock Option and Compensation Committee of the Board adopted resolutions authorizing and directing the appropriate executive officers of the Company to take any and all proper actions necessary to effect the cancellation and settlement of the outstanding Options as described above in accordance with the terms and conditions of the Merger Agreement.

     Company Stockholders' Meeting; Proxy Statement. Pursuant to the Merger Agreement, in the event less than 90% of the Shares are tendered pursuant to the Offer, the Parent and the Purchaser, on the one hand, and the Company, on the other, may, subject to the satisfaction of certain conditions set forth in the Merger Agreement, complete the Merger through a long-form merger. In that event, the Company, after the consummation, expiration or termination of the Offer, acting through its Board, shall in accordance with applicable law, duly call, give notice of, convene and hold an annual or special meeting of its stockholders (the "Stockholders Meeting") for the purposes of considering and taking action upon the Merger Agreement and the transactions contemplated thereby.

     The Merger Agreement provides that, in the event less than 90% of the Shares are tendered pursuant to the Offer, the Company, subject to its fiduciary duties as determined in good faith by a majority of its Board, based as to legal matters on the opinion of legal counsel, shall include in any proxy or similar materials distributed to the Company's stockholders in connection with the Merger, including any amendments or supplements thereto (the "Proxy Statement"), the recommendation of the Board that the stockholders of the Company vote in favor of the approval and adoption of the Merger Agreement and the written opinion of the Company's financial advisor that based upon and subject to matters set forth in the opinion and based upon such other matters as the financial advisor considers relevant, the consideration to be received by the holders of the Shares pursuant to the Merger is fair to such holders from a financial point of view as of the date of the opinion. The Company, pursuant to the Merger Agreement, shall use its reasonable efforts to have the Proxy Statement reviewed and cleared by the Securities and Exchange Commission and shall cause the Proxy Statement and any related materials to be mailed to its stockholders at the earliest practicable time following the expiration or termination of the Offer.

     The Merger Agreement also provides that, at the Stockholders Meeting, the Parent and the Purchaser shall vote all shares owned by them in favor of approval and adoption of the Merger Agreement and the transactions contemplated thereby.

     Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties. The representations of the Company relate to: (i) organization and good standing; (ii) authority relative to the Merger Agreement; consents and approvals; (iii) capitalization; (iv) effect of the Merger

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Agreement; (v) contracts and commitments; (vi) SEC reports and financial statements; (vii) absence of liabilities; (viii) absence of certain changes or events; (ix) tax and other returns; (x) employment arrangements; (xi) property;
(xii) patents and trademarks; (xiii) absence of litigation; (xiv) proxy statement; (xv) brokers' and finders' fees; (xvi) insurance; (xvii) pension, retirement and profit sharing plans; (xviii) environmental compliance; and (xix) inventories. The representations of the Parent and the Purchaser relate to: (i) organization and good standing; (ii) authority relative to the Merger Agreement;
(iii) proxy statement; (iv) Financing Condition (as defined in Section 1(c)(vi) of the Merger Agreement); (v) absence of litigation; and (vi) brokers' and finders' fees.

     Conduct of Business of the Company. The Company has agreed that during the period from the date of the Merger Agreement to the Effective Time, it will operate in all respects in the ordinary course and in a manner consistent with past practices. The Company has also agreed that it will not, without the prior written consent of the Parent or the Purchaser, take any of the following actions:

          (i) amend or propose to amend its certificate of incorporation or by-laws or create any subsidiary;

          (ii) authorize for issuance, issue (other than issuances of Shares pursuant to the exercise of Options), sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or equity equivalents (including, without limitation, any stock options, warrants or stock appreciation rights);

          (iii) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, warrants, stock or property or any combination thereof) in respect of its capital stock or redeem or otherwise acquire any of its securities;

          (iv) (A) incur or assume any long-term or short-term debt or issue any debt securities except for borrowings under existing lines of credit in the ordinary course of business and in amounts not material to the Company, except for the renewal of the Company's revolving line of credit; (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except in the ordinary course of business consistent with past practice and in amounts not material to the Company; (C) make any loans, advances or capital contributions to or investments in any other person (other than customary loans or advances to employees in the ordinary course of business consistent with past practice and in amounts not material to the maker of such loan or advance); (D) pledge or otherwise encumber shares of capital stock of the Company or (E) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any material lien thereupon;

          (v) except as may be contemplated by the Merger Agreement, enter into, adopt or amend or terminate any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase agreement, pension, retirement, deferred compensation, employment, severance or any other employee benefit agreement, trust, plan, fund or other arrangement for the benefit or welfare of any director, officer or employee in any manner, or (except for normal increases in the ordinary course of business consistent with past practice that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company, and as required under existing agreements or in the ordinary course of business generally consistent with past practice) increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan and arrangement in effect as of the date of the Merger Agreement (including, without limitation, the granting of stock appreciation rights or performance units) or pay or agree to pay any management fee or other payment to any of the Majority Sellers or any of their affiliates;

          (vi) acquire, sell, lease or dispose of any assets outside the ordinary course of business consistent with past practice, or enter into any commitment or transaction outside the ordinary course of business consistent with past practice or waive any rights that may exist under any confidentiality agreement to which the Company may be a party;

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          (vii) except as may be required as a result of a change in law or in generally accepted accounting principles, change any of the accounting methods, principles or practices used by it;

          (viii) revalue any of its assets, including, without limitation, writing down the value of inventory or writing off notes or accounts receivable, other than in the ordinary course of business;

          (ix) (A) acquire (by merger, consolidation or acquisition of stock or assets or otherwise), any corporation, partnership or other business organization or division thereof or any equity interest therein; (B) enter into any contract or agreement other than in the ordinary course of business consistent with past practice; (C) authorize any new capital expenditure or expenditures which individually is in excess of $100,000 or, in the aggregate, are in excess of $500,000; provided, that none of the foregoing shall limit any capital expenditure already included in the Company's 1995 capital expenditure budget previously provided to the Parent or the Purchaser or (D) enter into or amend any contract, agreement, commitment or arrangement providing for the taking of any action that would be prohibited by the Merger Agreement;

          (x) make any tax election or settle or compromise any income tax liability of the Company;

          (xi) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in, or contemplated by, the financial statements (or the notes thereto) of the Company or incurred in the ordinary course of business consistent with past practice;

          (xii) settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated by the Merger Agreement; or

          (xiii) take, or agree in writing or otherwise to take, any of the foregoing actions.

     In addition, the Company has agreed to use all commercially reasonable efforts to continue its current business relationships (including all rights of exclusivity with respect to any products) with all significant vendors and suppliers.

     The Company also agreed that it will cause all necessary documents to be prepared and submitted to (i) the New York State Department of Taxation and Finance required under the New York Real Estate Transfer Tax and New York Tax on Gains Derived from Certain Real Property Transfers and (ii) any other relevant tax authorities to which transfer taxes are required to be paid.

     No Solicitation of Business Combinations. Pursuant to the Merger Agreement, the Company has agreed that it will cause its officers, directors and employees, and will use its best efforts to cause its representatives, advisors, attorneys, accountants and agents (i) to immediately cease any existing discussions or negotiations with any corporation, partnership, person (which includes a "person" as such term is defined in Section 13(d)(3) of the Exchange Act) or other entity or group other than the Parent and the Purchaser, any affiliate or associate of the Parent and the Purchaser or any designees of the Parent and the Purchaser (each, a "Third Party") conducted with respect to a tender offer or exchange offer for any Shares, any acquisition of more than 25% of the assets of, or more than 25% of the equity interest in, the Company or any merger, consolidation or other business combination with the Company (each, a "Business Combination") and (ii) not to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with or provide any information to any Third Party concerning any Business Combination; provided, that the Company will not be prohibited from (x) furnishing information and access, in each case only in response to unsolicited requests therefor, to any Third Party pursuant to confidentiality agreements or (y) participating in discussions and negotiating with such entity or group concerning any Business Combination involving the Company or any division of the Company, in the case of either (x) or (y), where such Third Party has submitted an unsolicited bona fide written proposal to the Board relating to any such Business Combination and the Board by a majority vote determines in its good faith judgment, after consulting legal counsel, that failing to take such action would be inconsistent with the Board's fiduciary duty to the Company's stockholders under applicable law. The Board has also agreed to provide a copy of any such written proposal to

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the Parent or the Purchaser immediately after receipt thereof and thereafter keep the Parent and the Purchaser promptly advised of any amended proposal with respect thereto. The Company, however, will not be prohibited from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or from making any disclosure to the Company's stockholders if, in the good faith judgment of the Board, based on the recommendation of outside legal counsel, failure to do so would be inconsistent with applicable laws; provided that the Company does not, except as permitted, withdraw or modify, or propose to withdraw or modify, its position with respect to the Merger or approve or recommend, or propose to approve or recommend, a takeover proposal.

     Conditions to the Merger. The respective obligations of each party to the Merger Agreement to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (i) the Merger Agreement will have been adopted by the requisite affirmative vote of the stockholders of the Company, or the Purchaser will have acquired sufficient Shares in the Offer to effect a Short Form Merger;

          (ii) no statute, rule, regulation, executive order, decree, court order, ruling or preliminary or permanent injunction will have been enacted, entered, promulgated or enforced by any local, state or federal court or governmental authority in the United States that prohibits, restrains, enjoins or materially restricts the consummation of the Merger;

          (iii) any waiting period applicable to the consummation of the Merger under the HSR Act (as hereinafter defined) will have terminated or expired; and

          (iv) the Financing Condition will have been satisfied; provided, however, that this condition will be deemed to have been waived if the Parent or the Purchaser purchases any Shares pursuant to the Offer.

     The obligations of the Parent and the Purchaser to effect the Merger are also subject to the satisfaction of the following additional conditions, all of which will be deemed to have been waived if the Parent or the Purchaser purchases any Shares pursuant to the Offer:

          (i) there will not have occurred or been threatened any event or series of events or any condition or circumstance arisen that, individually or in the aggregate, has or is reasonably likely to have a material adverse effect on the Company;

          (ii) the representations and warranties of the Company contained in the Merger Agreement will be true and correct in all material respects on and as of the date of consummation of the Merger as though made on and as of that date, except (i) for changes occurring after the date of the Merger Agreement that are specifically permitted by the Merger Agreement and (ii) those representations and warranties that address matters only as of a particular date will remain true and correct as of that date; and the Parent and the Purchaser will have been furnished with a certificate of the Company to that effect executed by its Chairman in form and substance satisfactory to the Parent and the Company; and

          (iii) the Company will have performed and complied in all material respects with all obligations, covenants, agreements and conditions required by the Merger Agreement to be performed or complied with by it prior to or on the date of consummation of the Merger; and the Parent and the Purchaser will have been furnished with a certificate of the Company to that effect executed by its Chairman in form and substance satisfactory to the Parent and the Purchaser.

     The obligations of the Company to effect the Merger are also subject to the satisfaction of the following additional conditions, all of which will be deemed to have been satisfied if the Parent or the Purchaser has purchased any Shares pursuant to the Offer:

          (i) the representations and warranties of the Parent and the Purchaser contained in the Merger Agreement will be true and correct in all material respects on and as of the date of consummation of the Merger as though made on and as of that date, except (i) for changes occurring after the date of the Merger Agreement that are specifically permitted by the Merger Agreement and (ii) those representations and warranties that address matters only as of a particular date will remain true and correct as of that date; and the Company will have been furnished with a certificate of each of the Parent and the Purchaser to that effect executed by their respective Chairmen in form and substance satisfactory to the Company; and

          (ii) the Parent and the Purchaser will have performed and complied in all material respects with all obligations, covenants, agreements and conditions required by the Merger Agreement to be performed or complied with by them prior to or on the date of consummation of the Merger; and the Company will have been furnished with a certificate of the Parent and the Purchaser to that effect executed by their respective Chairmen in form and substance satisfactory to the Company.

     Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, and the Offer may be abandoned at any time prior to acceptance for payment of the tendered Shares:

          (i) by mutual written consent of the Parent, the Purchaser and the Company;

          (ii) by the Parent, the Purchaser or the Company if any statute, rule, regulation, executive order, decree, court order, ruling or preliminary or permanent injunction will have been enacted, entered, promulgated or enforced by any local, state or federal court or governmental authority in the United States that prohibits, restrains, enjoins or materially restricts the consummation of the Merger or that would make the acquisition or holding by the Parent or the Purchaser of the Shares or shares of common stock of the Surviving Corporation illegal; provided, that prior to invoking this provision in respect of any such injunction, the party seeking to invoke this provision will use all commercially reasonable efforts to have any such injunction vacated;

          (iii) by the Parent, the Purchaser or the Company, if the Board shall have withdrawn or modified, or proposed to withdraw or modify, in a manner adverse to the Parent or the Purchaser, its approval or recommendation of the Offer, the Merger Agreement or the Merger; provided, however, that the Company may not exercise this right until after one business day following the expiration or termination of the Offer (as it may have been extended) and may then exercise this right if and only if the Purchaser has not then purchased enough Shares to satisfy the Minimum Condition;

          (iv) by the Parent and the Purchaser, on the one hand, or the Company, on the other hand, if the Minimum Condition is satisfied and, due to an occurrence or circumstance that would result in failure to satisfy any of the other conditions to the Offer, the Purchaser will have failed to pay for Shares pursuant to the Offer after one business day following the expiration or termination of the Offer (or such later day to which the Offer is extended), except that this right may not be exercised by a party in the event that such failure has been caused by or results from the failure of that party to perform in any material respect any of its respective covenants or agreements contained in the Merger Agreement;

          (v) by the Parent and the Purchaser, on the one hand, or the Company, on the other hand, if the Financing Commitment Letter (as defined in Section 4.4 of the Merger Agreement) is no longer in full force and effect and, within ten business days thereafter, the Parent fails to deliver to the Company reasonable evidence that it has obtained a financing commitment (on terms not materially more adverse than the terms and conditions of the Financing Commitment Letter) to enable it to consummate the long form merger; or

          (vi) by either the Parent or the Company if the Merger has not been consummated on or before March 1, 1996, except that this provision may not be exercised by a party in the event such failure has been caused by or results from the failure of that party to perform in any material respect any of its respective covenants or agreements contained in the Merger Agreement.

     Officers' and Directors' Insurance; Indemnification. The Merger Agreement provides that for six years from the Effective Time, the Parent and the Surviving Corporation will use all reasonable efforts to cause to be maintained in effect the Company's current directors' and officers' insurance and indemnification policy or an equivalent policy or policies (so long as no lapse in coverage occurs as a result of such substitution) relating to actions, alleged actions, omissions and alleged omissions occurring on or prior to the Effective Time (the

"D&O Insurance"), on terms no less favorable than those of such current policy in terms of coverage and amounts so long as the annual premium therefor is not in excess of 150% of the last annual premium paid prior to the date of the Merger Agreement (the "Maximum Premium"); provided, however, that if the existing D&O Insurance expires, is terminated or canceled during such six-year period, the Company or the Surviving Corporation, as the case may be, will use reasonable efforts to obtain as much D&O Insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium.

     The Merger Agreement provides that after the Effective Time, the Parent and the Surviving Corporation will indemnify and hold harmless the present and former directors and officers of the Company (and those persons becoming directors or officers of the Company prior to the Effective Time) (collectively, together with their respective heirs and representatives, the "Indemnified Parties") to the maximum extent permitted under Delaware law as from time to time in effect and (subject to any limitations in effect from time to time under Delaware law) under the Company's certificate of incorporation and by-laws as in effect on the date of the Merger Agreement from all claims by any person or persons, with respect to acts, omissions or other matters whether occurring prior to, on or at the Effective Time, relating to (A) the fact that he or she is or was a director, officer, employee or agent of the Company or any of its subsidiaries or (B) acts, omissions and other matters arising from or relating to the Merger Agreement, the Stockholders Agreement or the transactions contemplated thereby, and (subject to any limitations in effect from time to time under Delaware law) will advance expenses to such directors and officers promptly upon receipt of written request therefor and delivery of the undertaking required by Section 145(e) of the DGCL (or any successor provision), and such indemnification will (to the maximum extent permitted by applicable law) be mandatory rather than permissive; provided, that such indemnification obligations will continue in full force and effect for the later of a period of seven years from the Effective Time or the expiration of the applicable statute of limitations.

     The Merger Agreement provides that if the Surviving Corporation or any of its successors or assigns (i) reorganizes or consolidates with or merges into any other person and is not the resulting, continuing or surviving corporation or entity of such consolidation or merger or (ii) liquidates, dissolves or transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in the foregoing two paragraphs. The Merger Agreement also provides that the obligations of the Parent and Surviving Corporation set forth in the foregoing two paragraphs shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party without the consent of each Indemnified Party.

     Fees and Expenses. The Merger Agreement provides for payment of the following fees and expenses:

          (a) The Company will pay to the Parent a fee of $1,500,000 (the "Termination Fee"), payable in immediately available funds, plus an amount equal to the Expenses (as defined below), but not more than $1,850,000 of such Expenses, within one business day after termination of the Merger Agreement by the Parent, the Purchaser or the Company, pursuant to the termination provisions of the Merger Agreement, if the Board has withdrawn or modified or proposed to withdraw or modify, in a manner adverse to the Parent or the Purchaser, its approval or recommendation of the Offer, the Merger Agreement or the Merger pursuant to the provisions of the Merger Agreement relating to a superior proposal.

          (b) "Expenses" will mean all reasonable out-of-pocket fees and expenses incurred or paid by or on behalf of the Parent, the Purchaser or any of their affiliates in connection with the Offer, the Merger or the consummation of any of the transactions contemplated by the Merger Agreement, including all fees and expenses of counsel, investment banking firms, lending institutions, accountants, experts and consultants; the $500,000 cash fee payable pursuant to the Financing Commitment Letter will be deemed to be a reasonable Expense.

          (c) Except as otherwise provided in the Merger Agreement, each party will bear its own costs and expenses.

          (d) The Company will not pay any legal, accounting and other costs, fees and expenses incurred by or on behalf of any of the stockholders of the Company in connection with the transactions contemplated by the Merger Agreement.

     B. Stockholders Agreement. The Parent, the Purchaser, Jupiter Industries, Inc. ("Jupiter") and Sussex Group, Ltd. ("Sussex" and, together with Jupiter, the "Majority Stockholders") have entered into the Stockholders Agreement dated September 18, 1995 (the "Stockholders Agreement"), a copy of which has been filed as Exhibit 3 to this Schedule 14D-9.

     The following summary of certain provisions of the Stockholders Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Stockholders Agreement which is attached hereto as Exhibit B.

     Pursuant to the Stockholders Agreement, the Majority Stockholders have, among other things, (i) agreed to tender pursuant to the Offer all Shares owned by them (the "Majority Shares") and any Shares acquired after the date of the Stockholders Agreement within ten business days after the commencement of the Offer, (ii) granted to the Purchaser options to purchase all of the Shares owned by the Majority Stockholders and any Shares acquired after the date of the Stockholders Agreement, upon the terms and subject to the conditions of the Stockholders Agreement, at the cash purchase price of $9.375 per Share, (iii) agreed that at any meeting of the Company's stockholders or in connection with any written consent of the Company's stockholders, to vote (or cause to be voted) the Shares currently owned by them and any additional Shares that either of them may acquire (A) in favor of the acquisition of the Company by the Purchaser or any other merger or other transaction pursuant to which the Purchaser or an affiliate or designee thereof would acquire the Company (the "Acquisition"), the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement, (B) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or the Stockholders Agreement and (C) against any action or agreement (other than the Merger Agreement) that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially and adversely affect the Acquisition or any of the other transactions to be consummated pursuant to the Merger Agreement and (iv) granted to and appointed the Purchaser and the Chairman of the Board, the President, the Secretary and the Chief Financial Officer of the Purchaser and any individual who succeeds to any such office of the Purchaser, and any other designee of the Purchaser as its irrevocable proxy and attorney-in-fact (with full power of substitution) to vote the Shares owned by such Majority Stockholder and any Shares acquired after the date of the Stockholders Agreement at any regular or a special meeting of stockholders with respect to the Shares or to take actions by written consent with respect to such Shares.

     The Stockholders Agreement provides that each of the Majority Stockholders in their capacities as stockholders shall not, and shall cause every investment banker, financial advisor, attorney, accountant and other representative retained by it not to solicit, encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any proposal or agree to or endorse any proposal in connection with an acquisition of all or substantially all of the outstanding capital stock or all or substantially all of the assets of the Company. If a Majority Stockholder receives or becomes aware of any such proposal, then such Majority Stockholder shall promptly inform the Purchaser of the terms and conditions of such proposal and the identity of the person making it. Each of the Majority Stockholders shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties to which it, or any of its stockholders, directors, officers, attorneys or other agents or representatives on its behalf, is a party in its capacity as a stockholder of the Company, conducted heretofore with respect to any of the foregoing.

     The Stockholders Agreement also provides that neither of the Majority Stockholders shall, except as contemplated by the Merger Agreement, (i) sell transfer, pledge, encumber, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption agreement with the Company or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, pledge, encumbrance, assignment or other disposition of, any of the Shares, or any interest therein, (ii) grant any proxies or powers of attorney, deposit any shares into a voting trust or enter into a voting agreement with respect to any Shares or (iii) take any action that would make any representation or warranty of such Majority Stockholder contained herein untrue or incorrect to any material extent or have the effect of preventing or disabling such Majority Stockholder from performing its obligations under this agreement.

     C. Confidentiality Agreement. On April 25, 1995, Kidd, Kamm & Company ("KKC") entered into a confidentiality agreement with Chicago Corporation (the "Confidentiality Agreement"), a copy of which has been filed as Exhibit 4 to this Schedule 14D-9. Under the Confidentiality Agreement, KKC agreed to use information furnished by the Company that was not generally available to the public (collectively, the "Evaluation Material") exclusively for the purpose of evaluating a possible business combination with the Company. In addition, KKC agreed not to disclose any of the Evaluation Material other than under certain circumstances. Under the Confidentiality Agreement, KKC agreed that without the prior written consent of the Company for a period of two years from the date of the Confidentiality Agreement it would not (i) acquire or make any proposal to acquire any assets, businesses or securities of the Company, (ii) seek or propose to influence or control the management or policies of the Company or
(iii) enter into any discussions, negotiations, arrangements or understanding with any third party with respect to any of the foregoing.

     D. Non-Solicitation Agreement. On July 28, 1995, Arnold's Acquisition Corp., a subsidiary of the Parent ("Arnold's"), entered into a non-solicitation agreement with the Company (the "Non-Solicitation Agreement"), a copy of which has been filed as Exhibit 5 to this Schedule 14D-9. Under the Non-Solicitation Agreement, the Company agreed that, subject to the fiduciary duties of the Board under applicable law, during the period from July 28, 1995 through September 5, 1995 (the "Exclusivity Period"), it would not directly or indirectly through any officer, director, employee, agent, advisor, or otherwise (i) solicit, initiate or encourage submission of proposals or offers from any corporation, partnership, persons or group relating to any acquisition, purchase or option to purchase any stock of the Company, or any of the assets of, or any equity interest in the Company, or any merger, consolidation or other form of business combination or joint venture with the Company or (ii) furnish to any person or entity any information with respect to any of the foregoing without Arnold's prior written consent.

     The Company also agreed, pursuant to the Non-Solicitation Agreement, that if it or any of its employees, directors or representatives prior to the expiration of the Exclusivity Period, either (a) received an unsolicited proposal for the purchase of assets, equity interest or any proposed merger or other form of business combination (an "Acquisition Proposal") (other than from Arnold's, one of Arnold's affiliates or Arnold's authorized representatives) which it did not reject or (b) solicited or initiated any discussion for an Acquisition Proposal (regardless of whether it results in any acquisition), then in either case the Company would pay to Arnold's an amount equal to all documented out-of-pocket expenses (including, without limitation, fees and expenses of counsel, accountants and financial advisors and fees and expenses paid to financing sources) not in excess of $350,000 in the aggregate incurred by Arnold's in connection with its "due diligence" investigation and attempted financing of an offer for the Company. The parties extended the Exclusivity Period to September 11, 1995 on August 31, 1995, further extended the Exclusivity Period to September 14, 1995 on September 11, 1995 and extended the Exclusivity Period finally to September 19, 1995 on September 14, 1995.

     E. Employment Understandings.

     According to the Offer to Purchase, the Parent has no present plans to replace the existing management of the Company or the operating personnel of the Company following consummation of the Merger. Further, according to the Offer to Purchase, upon completion of the Offer and the Merger, the Parent intends that the Company's current management will continue to manage the Company as an ongoing business in the same general manner as it is now being conducted. See
Section 12 of the Offer to Purchase.

     In a memorandum of understanding addressed to Fred Berk (the "Berk Understanding"), the Parent has, through its affiliate Arnold's, indicated its desire that the Surviving Corporation continue to employ Mr. Berk after consummation of the Merger. The Berk Understanding provides that Mr. Berk will be elected to the Board of the Parent and appointed the President and Chief Operating Officer of the Parent and will continue to serve as the President and Chief Executive Officer of the Company as the Surviving Corporation after the

Merger. The Berk Understanding also provides that Mr. Berk's base salary shall be $325,000 per annum (the "Berk Base Salary"). In addition, Mr. Berk will be eligible to earn an annual bonus of up to 75% of the Berk Base Salary for achieving the Surviving Corporation's annual earnings before interest, taxes, depreciation and amortization ("EBITDA") target. Further, Mr. Berk will be eligible to earn an additional 1% of the Berk Base Salary for each 1% by which the Surviving Corporation's actual annual EBITDA exceeds its annual EBITDA target. Mr. Berk will also be eligible to participate in the Parent's management stock option plan (the "Parent Management Stock Option Plan"). The Parent Management Stock Option Plan will be effected shortly after consummation of the Merger, and the Board of Directors of the Parent has authorized up to 5% of the stock of the Parent for inclusion in the Parent Management Stock Option Plan. A copy of the Berk Understanding has been filed as Exhibit 6A to this Schedule 14D-9.

     In letters of understanding addressed to Joseph Albanese, John Alecci, Timothy Costello, Jack Disanza and Al Melchiano, the Parent has, through its affiliate Arnold's, indicated its desire that the Surviving Corporation continue to employ Messrs. Albanese, Alecci, Costello, Disanza and Melchiano after consummation of the Merger, in each case upon the terms suggested therein.

     The letter of understanding with Joseph Albanese (the "Albanese Understanding") dated September 7, 1995 provides for a term of one year with automatic one year extensions unless the Surviving Corporation provides written notice of its intention not to renew the Albanese Understanding at least 60 days prior to the end of the applicable year (the "Albanese Employment Period"). During the Albanese Employment Period, Mr. Albanese's base salary shall be $115,000 per annum (the "Albanese Base Salary"). In addition, Mr. Albanese will be eligible to earn an annual bonus of up to 50% of the Albanese Base Salary for achieving the Surviving Corporation's annual EBITDA target. Further, Mr. Albanese will be eligible to earn an additional 1% of the Albanese Base Salary for each 1% by which the Surviving Corporation's actual annual EBITDA exceeds its annual EBITDA target. Mr. Albanese will also be eligible to participate in the Parent Management Stock Option Plan. The Parent Management Stock Option Plan will be effected shortly after consummation of the Merger, and the Board of Directors of the Parent has authorized up to 5% of the stock of the Parent for inclusion in the Parent Management Stock Option Plan. A copy of the Albanese Understanding has been filed as Exhibit 6B to this Schedule 14D-9.

     The letter of understanding with John Alecci (the "Alecci Understanding") dated September 7, 1995 provides for a term of one year with automatic one year extensions unless the Surviving Corporation provides written notice of its intention not to renew the Alecci Understanding at least 60 days prior to the end of the applicable year (the "Alecci Employment Period"). During the Alecci Employment Period, Mr. Alecci's base salary shall be $107,000 per annum (the "Alecci Base Salary"). In addition, Mr. Alecci will be eligible to earn an annual bonus of up to 50% of the Alecci Base Salary for achieving the Surviving Corporation's annual EBITDA target. Further, Mr. Alecci will be eligible to earn an additional 1% of the Alecci Base Salary for each 1% by which the Surviving Corporation's actual annual EBITDA exceeds its annual EBITDA target. Mr. Alecci will also be eligible to participate in the Parent Management Stock Option Plan. The Parent Management Stock Option Plan will be effected shortly after consummation of the Merger, and the Board of Directors of the Parent has authorized up to 5% of the stock of the Parent for inclusion in the Parent Management Stock Option Plan. A copy of the Alecci Understanding has been filed as Exhibit 6C to this Schedule 14D-9.

     The letter of understanding with Timothy Costello (the "Costello Understanding") dated September 7, 1995 provides for a term of one year with automatic one year extensions unless the Surviving Corporation provides written notice of its intention not to renew the Costello Understanding at least 60 days prior to the end of the applicable year (the "Costello Employment Period"). During the Costello Employment Period, Mr. Costello's base salary shall be $115,000 per annum (the "Costello Base Salary"). In addition, Mr. Costello will be eligible to earn an annual bonus of up to 50% of the Costello Base Salary for achieving the Surviving Corporation's annual EBITDA target. Further, Mr. Costello will be eligible to earn an additional 1% of the Costello Base Salary for each 1% by which the Surviving Corporation's actual annual EBITDA exceeds its annual EBITDA target. Mr. Costello will also be eligible to participate in the Parent Management Stock Option Plan. The Parent Management Stock Option Plan will be effected shortly after consummation of the Merger, and the Board of Directors of the Parent has authorized up to 5% of the stock of the Parent for inclusion in the Parent Management Stock Option Plan. A copy of the Costello Understanding has been filed as Exhibit 6D to this Schedule 14D-9.

     The letter of understanding with Jack Disanza (the "Disanza Understanding") dated September 7, 1995 provides for a term of one year with automatic one year extensions unless the Surviving Corporation provides written notice of its intention not to renew the Disanza Understanding at least 60 days prior to the end of the applicable year (the "Disanza Employment Period"). During the Disanza Employment Period, Mr. Disanza's base salary shall be $115,000 per annum (the "Disanza Base Salary"). In addition, Mr. Disanza will be eligible to earn an annual bonus of up to 50% of the Disanza Base Salary for achieving the Surviving Corporation's annual EBITDA target. Further, Mr. Disanza will be eligible to earn an additional 1% of the Disanza Base Salary for each 1% by which the Surviving Corporation's actual annual EBITDA exceeds its annual EBITDA target. Mr. Disanza will also be eligible to participate in the Parent Management Stock Option Plan. The Parent Management Stock Option Plan will be effected shortly after consummation of the Merger, and the Board of Directors of the Parent has authorized up to 5% of the stock of the Parent for inclusion in the Parent Management Stock Option Plan. A copy of the Disanza Understanding has been filed as Exhibit 6E to this Schedule 14D-9.

     The letter of understanding with Al Melchiano (the "Melchiano Understanding") dated September 7, 1995 provides for a term of one year with automatic one year extensions unless the Surviving Corporation provides written notice of its intention not to renew the Melchiano Understanding at least 60 days prior to the end of the applicable year (the "Melchiano Employment Period"). During the Melchiano Employment Period, Mr. Melchiano's base salary shall be $122,000 per annum (the "Melchiano Base Salary"). In addition, Mr. Melchiano will be eligible to earn an annual bonus of up to 50% of the Melchiano Base Salary for achieving the Surviving Corporation's annual EBITDA target. Further, Mr. Melchiano will be eligible to earn an additional 1% of the Melchiano Base Salary for each 1% by which the Surviving Corporation's actual annual EBITDA exceeds its annual EBITDA target. Mr. Melchiano will also be eligible to participate in the Parent Management Stock Option Plan. The Parent Management Stock Option Plan will be effected shortly after consummation of the Merger, and the Board of Directors of the Parent has authorized up to 5% of the stock of the Parent for inclusion in the Parent Management Stock Option Plan. A copy of the Melchiano Understanding has been filed as Exhibit 6F to this
Schedule 14D-9.

     Except as set forth in this Item 3, there are, to the best knowledge of the Company, no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) the Parent or the Purchaser, or their respective executive officers, directors or affiliates.

     Certain information pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder is contained in the Information Statement attached hereto as Annex I, a copy of which has also been filed as Exhibit 1 to this Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (A) RECOMMENDATION OF THE BOARD OF DIRECTORS. The Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and recommends that the stockholders of the Company accept the Offer and tender all of their Shares pursuant to the Offer.

     (B) BACKGROUND; REASONS FOR THE RECOMMENDATION. For the past several years, the Company devoted substantial energy and resources towards the implementation of significant expansion and remodeling plans, developed a new merchandising strategy to target a broader group of customers and pursued an aggressive marketing and advertising program. At the same time, the Company also focused on improving a number of aspects of its operations including making changes in merchandise delivery, computer operations and customer service. During this period of expansion, renovation and other improvements, and in conjunction with the improved local economy, the Company experienced increases in net sales, operating profits and net income.

     Notwithstanding the success of the Company's growth and improvement strategy, the Board of Directors was cognizant that there may exist other opportunities to maximize shareholder value of the Company. In October 1994, the Board began to discuss possible strategic alternatives for the Company that might further enhance shareholder value. In connection with its discussions, the Board established the Special Committee, consisting of Peter C.B. Bynoe, the chairman of the Special Committee, Michael Kurzman and Philip Rootberg. The Special Committee explored the possibility of retaining a financial advisor to assist the Company in its evaluation of whether or not to pursue strategic alternatives for the Company, and the Board, with the recommendation of the Special Committee, authorized management to retain Chicago Corporation to advise the Company. On January 17, 1995, Chicago Corporation was engaged to serve as the Company's exclusive financial advisor.

     On February 28, 1995, the Board of Directors convened a special meeting at which representatives of Chicago Corporation gave a presentation with respect to their review of the Company's strategic and financial alternatives. Representatives of Chicago Corporation first presented their views on recent trends in the furniture retailing industry and discussed their analysis of the financial performance and market valuation of the Company and of comparable firms. Representatives of Chicago Corporation then presented an analysis of the Company's growth strategy as well as a "same store" strategy, including an analysis of the implied valuation of each strategy. Representatives of Chicago Corporation concluded their presentation by stating that, as result of current conditions with respect to the market price for furniture retailing equities, their views as to the interest level of potential acquirors of the Company and the availability of financing, it was, in their view, a favorable time to explore a sale of the Company.

     In further discussions at the Board's February 28, 1995 special meeting, representatives of Chicago Corporation explained that the Company could analyze its strategic alternatives as follows: (i) continue with its present strategic plan, (ii) effect a stock repurchase/recapitalization transaction, (iii) sell a portion of the equity of the Company or (iv) sell or merge all of the Company. Representatives of Chicago Corporation stated that the alternative that would best maximize value for all shareholders would be most likely a total sale or merger of the Company. Representatives of Chicago Corporation then recommended that the Company consider pursuing the possibility of a total sale of the Company. Although the Board made no decision at such time to sell the Company, it authorized Chicago Corporation to prepare evaluation materials appropriate for exploring a potential sale of the Company so that the Board could continue to evaluate the Company's options. During March and April 1995, representatives of Chicago Corporation conducted due diligence and other analyses with respect to the Company's business and prospects.

     On April 18, 1995, the Board of Directors again met with representatives of Chicago Corporation at which time there was further discussion of each of the Company's strategic alternatives to enhance shareholder value. The Board concluded that, pending its and Chicago Corporation's continuing investigation and review, the most likely alternative for enhancing shareholder value would be the pursuit of a total sale of the Company. The Board then unanimously voted to authorize Chicago Corporation to continue (x) preparing evaluation materials regarding the Company and (y) its review of the Company's strategic alternatives, and to begin to solicit expressions of interest from potential acquirors of the Company. On April 19, 1995, the Company publicly announced the engagement of Chicago Corporation to assist the Company in considering the possible sale of the Company and to review its other possible strategic alternatives.

     Following the Company's public announcement, representatives of Chicago Corporation approached potentially interested strategic and financial acquirors, including KKC. KKC is a financial advisor to the Parent and an affiliate of Kidd, Kamm Equity Partners, L.P. ("KKEP"), the majority shareholder of the Parent. Of the potential acquirors approached by Chicago Corporation, approximately fifty entered into confidentiality agreements and all such persons were provided with evaluation materials describing the Company.

     On April 19, 1995, a potential acquiror (the "Financial Party") informed Chicago Corporation of its interest in considering an acquisition of the Company. On April 25, 1995 the Financial Party entered into a confidentiality agreement and subsequently Chicago Corporation provided the Financial Party with evaluation materials describing the Company. Also on April 25, 1995, KKC entered into the Confidentiality Agreement and thereafter Chicago Corporation provided KKC with evaluation materials.

     On May 10, 1995, a furniture retailer (the "Strategic Party"), through its financial advisor, contacted Chicago Corporation and indicated an interest in acquiring the Company. On May 11, 1995, the Strategic Party executed a confidentiality agreement and received evaluation materials from Chicago Corporation. On

May 19, 1995, the Strategic Party informed Chicago Corporation of its strong interest in an acquisition of the Company at $9.00 or possibly more per Share in cash on the condition that it be permitted to proceed immediately with a due diligence investigation of the Company. In addition, the Strategic Party indicated that it intended to complete its decision process by mid-June 1995 and expected to submit at that time an acquisition proposal that would not be subject to a financing condition.

     On May 22, 1995, KKC informed Chicago Corporation that KKEP had decided not to proceed with a further evaluation of a possible acquisition of the Company and KKC returned the evaluation materials provided to it by Chicago Corporation. On May 24, 1995, the Strategic Party met with senior officers of the Company and commenced its due diligence investigation. On June 19, 1995, the Strategic Party submitted a non-binding, preliminary proposal for the acquisition of the Company for a price below $9.00 per Share in cash, subject to certain conditions. Chicago Corporation advised the Strategic Party that the Company was not likely to accept the Strategic Party's proposal.

     On July 7, 1995, the Financial Party met with senior officers of the Company and began its due diligence review of the Company. On July 11, 1995, KKC reinitiated contact with Chicago Corporation on behalf of KKEP and informed Chicago Corporation that KKEP had an interest in revisiting the possible acquisition of the Company by Arnold's. Evaluation materials were again sent to KKC.

     On July 13, 1995 the Financial Party submitted an acquisition proposal, subject to certain conditions including a financing condition, for $7.50 per Share in cash and $1.50 per Share principal amount of subordinated debt securities of the Financial Party. On July 19, 1995, the Financial Party informed Chicago Corporation that it would be willing to revise its acquisition proposal to provide that stockholders other than the Majority Stockholders would receive $9.00 per Share in cash and the Majority Stockholders would receive a $6 million principal amount debenture of the Financial Party plus cash in amount that would provide the Majority Stockholders with total consideration of $9.00 per Share. Chicago Corporation advised the Financial Party that the Company was not likely to accept the Financial Party's proposal.

     On July 21, 1995, Arnold's submitted to Chicago Corporation a non-binding, preliminary indication of interest to explore further the possible acquisition of the Company at a price of $9.00 per Share in cash. On July 24, 1995, the Strategic Party informed Chicago Corporation that it was unwilling to revise its June 19, 1995 proposal. On July 25, 1995, the Company's senior management met with Arnold's for an on-site, preliminary due diligence meeting.

     On July 27, 1995, the Financial Party orally indicated to Chicago Corporation that it would be willing to purchase the Company at a price of $9.00 per Share in cash, subject to certain conditions including a financing condition. Also on July 27, 1995, Arnold's orally submitted to Chicago Corporation an acquisition proposal for the Company at a price of $9.50 per Share in cash, subject to certain conditions including a financing condition. On July 28, 1995, the Company and Arnold's entered into the Non-Solicitation Agreement which granted Arnold's the exclusive right, subject to certain conditions, until September 5, 1995, to conduct the final phase of its due diligence investigation and to negotiate a definitive agreement providing for the acquisition of the Company. On August 1, 1995, Arnold's began its final due diligence investigation of the Company and representatives of the Company, KKEP and the Parent proceeded to negotiate the Merger Agreement and the Stockholders Agreement. On August 31, 1995, the Exclusivity Period under the Non-Solicitation Agreement was extended to September 11, 1995.

     On or about August 31, 1995, KKEP informed the Company's outside legal counsel that as a result of KKEP's review and analysis of the current fiscal year's financial performance of the Company's operations through August 1995, which indicated less favorable results than previously projected, the Parent was prepared to acquire the Company at $9.25 per Share in cash rather than at the $9.50 per Share price that had been communicated in Arnold's July 27, 1995 submission. Subsequent to the Parent's indication of the revised bid, representatives of Chicago Corporation held discussions with KKEP regarding this development. A meeting of the Special Committee was convened on September 6, 1995 at which representatives of Chicago Corporation reviewed their discussions with KKEP and the Parent regarding the Parent's lower offer of $9.25 per Share in cash. Representatives of Chicago Corporation expressed their views regarding the basis of the Parent's $9.25 per Share bid and recommended that the Company continue discussions with the Parent as to the Share price. The Special Committee discussed the Parent's new offer and various strategies with which to respond to the Parent. The Special Committee resolved to recommend to the Board that the Board not accept the Parent's $9.25 per Share offer and to seek authority from the Board to negotiate the price to be accepted for the Company, subject to the approval of the Board, in the range between $9.25 and $9.50 per Share in cash.

     On September 7, 1995, a special meeting of the Board was convened to discuss the status of the proposed acquisition by the Purchaser. The Board also reviewed KKEP's financing arrangements regarding the proposed acquisition. Mr. Bynoe, Chairman of the Special Committee, reported the results of the Special Committee's September 6, 1995 meeting and requested that the Special Committee be granted authority to negotiate the sale price with the Parent, subject to the approval of the Board. The Board then discussed the Parent's bid at $9.25 per Share and the views of Chicago Corporation and members of the Special Committee regarding the bid. The Board resolved to grant to the Special Committee the authority to negotiate the price for the sale of the Company, in the range between $9.25 and $9.50 per Share in cash, subject to approval by the Board, and directed Chicago Corporation to inform the Parent that the Board would not accept the $9.25 per Share bid.

     Chicago Corporation immediately informed the Parent that the Board would not accept the $9.25 per Share bid and presented to the Parent the views of the Board and the Special Committee. On September 8, 1995, a representative of the Parent contacted Mr. Bynoe and indicated that the Parent was prepared to acquire the Company at a price of $9.375 per Share in cash. On September 11, 1995, the Exclusivity Period under the Non-Solicitation Agreement was extended to September 14, 1995.

     On September 13, 1995, the Board discussed the proposed acquisition, received an update from its advisors on the status of negotiations with the Parent and reviewed KKEP's financing arrangements. On September 14, the Exclusivity Period under the Non-Solicitation Agreement was extended to September 19, 1995.

     The Board convened a meeting on September 18, 1995 at which it further discussed the proposed Merger and the Parent's revised bid of $9.375 per Share in cash. The Board reviewed the transaction with the Company's legal and financial advisors and received a presentation by representatives of Chicago Corporation summarizing the transaction process. Representatives of Chicago Corporation then delivered Chicago Corporation's opinion as to the fairness, from a financial point of view, of the $9.375 per Share cash consideration in the Offer and the Merger. The Board discussed and then unanimously approved the proposed Merger Agreement and all transactions contemplated thereby. With respect to the Offer, the Board of Directors unanimously recommended that the stockholders of the Company accept the Offer and tender all of their Shares pursuant to the Offer.

     A copy of the joint press release of the Parent and the Company announcing the execution of the Merger Agreement has been filed as Exhibit 7 to this
Schedule 14D-9 and is incorporated herein by reference. A copy of a letter to stockholders of the Company, which accompanies this Schedule 14D-9, has been filed as Exhibit 8 to this Schedule 14D-9 and is incorporated herein by reference.

     In reaching its conclusion and recommendation described above, the Board of Directors of the Company considered the following factors:

          (i) the premium which $9.375 per Share represents over the historical and then current market prices for the Shares, including the fact that $9.375 per Share represents a 50% premium based on the April 18, 1995 trading price, the day immediately preceding the Company's announcement of its engagement of Chicago Corporation to assist the Company in considering the possible sale of the Company, and a 17% premium based on the September 18, 1995 trading price, the last full day of trading before execution and public announcement of the Merger Agreement;

          (ii) the opinion of Chicago Corporation to the effect that, as of the date of its opinion and based upon and subject to certain matters stated therein, the consideration to be received by the holders of Shares pursuant to the Offer and the Merger was fair to such holders from a financial point of view. The full text of Chicago Corporation's written opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Chicago Corporation, is attached hereto as

     Annex II (which has been filed as Exhibit 9 to this Schedule 14D-9 and which is incorporated herein by reference). STOCKHOLDERS ARE URGED TO READ THE OPINION OF CHICAGO CORPORATION CAREFULLY IN ITS ENTIRETY;

          (iii) the results of the process undertaken to identify and solicit proposals from third parties to enter into a strategic transaction with the Company which results indicated a low likelihood that any third party would propose to acquire the Company at a price higher than $9.375 per share;

          (iv) the likelihood that the Company will be able to complete the Merger, including the fact that the Majority Stockholders were willing to enter into the Stockholders Agreement pursuant to which the Majority Stockholders agreed, among other things, to tender their respective Shares in the Offer;

          (v) the business, results of operations, financial condition and future prospects of the Company;

          (vi) the terms of the Offer and the Merger Agreement, including the structural feature of the Offer and the Merger providing for a prompt cash tender offer for all outstanding Shares to be followed by a merger for the same consideration, thereby enabling stockholders to obtain cash for their Shares at the earliest possible time;

          (vii) the provisions of the Merger Agreement that require the Company to pay the Parent a termination fee of $1,500,000 and reimburse the Parent and the Purchaser for up to $1,850,000 of their out-of-pocket expenses under certain circumstances as described above under "The Merger Agreement -- Termination" and "-- Fees and Expenses";

          (viii) the potential that the Company's growth strategy and financial prospects may be in part dependent upon continued access to equity capital markets and that the current trading behavior and concentrated ownership profile of the Shares, combined with the potential desire on behalf of the Majority Stockholders to achieve liquidity, may negatively influence such access and prospects;

          (ix) discussions with the Parent leading to the Board's belief that $9.375 per Share represented the highest price per Share that could be negotiated with the Parent; and

          (x) the regulatory approvals required to consummate the Offer and the Merger, and the prospects for receiving all such approvals.

The Board of Directors did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

     Having considered all of the foregoing, the structural provisions of the Merger Agreement, and other relevant factors, the Board concluded that the Offer and the Merger, taken together, was the best available alternative for the Company and its stockholders.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company has retained Chicago Corporation to act as the Company's exclusive financial advisor with respect to the Offer and the Merger. Pursuant to an engagement letter with Chicago Corporation, the Company has agreed to pay Chicago Corporation for its services a retainer fee of $100,000 and a transaction fee equal to 1% of the aggregate consideration (as defined in the engagement letter), including debt obligations assumed or retired by the Parent, payable upon consummation of the Merger. In addition, the Company has agreed to pay Chicago Corporation an opinion fee of $100,000, which is creditable against the transaction fee and became payable upon the delivery of Chicago Corporation's opinion to the Board on September 18, 1995. The aggregate fees are estimated to be approximately $500,000. The Company has also agreed to reimburse Chicago Corporation for its out-of-pocket expenses, including the fees and expenses of its counsel, and to indemnify Chicago Corporation and certain related parties against certain liabilities, including liabilities under the federal securities laws. In the ordinary course of business, Chicago Corporation and its affiliates may actively trade the equity securities of the Company for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company's stockholders with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) There have been no transactions in Shares which were effected during the past 60 days by the Company, or, to the best knowledge of the Company, any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best knowledge of the Company, (i) all of its executive officers, directors, affiliates or subsidiaries presently intend to tender their Shares to the Purchaser pursuant to the Offer and (ii) none of its executive officers, directors, affiliates or subsidiaries presently intends to otherwise sell any Shares which are owned beneficially or held of record by such persons.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as referred to in Item 3(b) or Item 4 hereof, the Company is not engaged in any other negotiation in response to the Offer which related to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or its subsidiary; (ii) a purchase, sale or transfer of a material amount of assets by the Company or its subsidiary;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described above or in Item 3(b), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate or would result in one or more of the matters referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     (A) SECTION 203. As a Delaware corporation, the Company is subject to
Section 203 ("Section 203") of the DGCL. Section 203 would prevent an "Interested Stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "Business Combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an Interested Stockholder unless:
(i) before such person became an Interested Stockholder, the board of directors of the corporation approved the transaction in which the Interested Stockholder became an Interested Stockholder or approved the Business Combination, (ii) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock ownership plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an Interested Stockholder, the Business Combination is
(x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least
66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. In accordance with the provisions of Section 203, the Board of Directors of the Company has approved the Stockholders Agreement, the Purchaser's entering in to the Stockholders Agreement, the Merger Agreement and the Purchaser's acquisition of Shares pursuant to the Offer and the Merger and the transactions contemplated thereby, and, therefore, the restrictions of
Section 203 are inapplicable to the Offer, the Merger and the related transactions.

     (B) ANTITRUST. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by the Purchaser pursuant to the Offer is subject to such requirements. Pursuant to the requirements of the HSR

Act, KKEP filed the required Notification and Report Forms (the "Forms") with the Antitrust Division and the FTC on September 20, 1995, and the Company intends to file the Forms with the Antitrust Division and the FTC on or about September 25, 1995. The statutory waiting period applicable to the purchase of Shares pursuant to the Offer is scheduled to expire at 11:59 P.M., New York City time, on October 5, 1995, unless early termination of the waiting period is granted or KKEP and the Company receive a request for additional information or documentary material prior thereto. Pursuant to the HSR Act, KKEP has requested early termination of the applicable waiting period. However, prior to such date, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after substantial compliance by KKEP with such request. Thereafter, such waiting periods can be extended only by court order. There can be no assurance that the waiting period will be terminated early. The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions. At any time before or after the consummation of any such transaction, the Antitrust Division or the FTC could, not withstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of KKEP or the Company. Private parties may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

     (C) PURCHASER'S DESIGNATION OF PERSONS TO BE ELECTED TO THE COMPANY'S BOARD OF DIRECTORS. The Information Statement attached hereto as Annex I is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1*  --     Information Statement pursuant to Section 14(f) of the Exchange Act and Rule
                   14(f)-1 thereunder.
Exhibit 2   --     Agreement and Plan of Merger dated September 18, 1995 by and among the
                   Company, the Purchaser and the Parent.
Exhibit 3   --     Stockholders Agreement dated September 18, 1995 by and among the Purchaser, the Parent, Jupiter Industries, Inc., a Tennessee corporation, and Sussex
                   Group, Ltd., a Delaware corporation.
Exhibit 4   --     Confidentiality Agreement dated April 25, 1995 between the Company and KKC.
Exhibit 5   --     Non-Solicitation Agreement dated July 28, 1995 between the Company and
                   Arnold's, an affiliate of the Parent.
Exhibit 6A  --     Memorandum of Understanding from Arnold's, an affiliate of the Parent, to
                   Fred Berk.
Exhibit 6B  --     Letter of Understanding from Arnold's, an affiliate of the Parent, to Joseph
                   Albanese dated September 7, 1995.
Exhibit 6C  --     Letter of Understanding from Arnold's, an affiliate of the Parent, to John
                   Alecci dated September 7, 1995.
Exhibit 6D  --     Letter of Understanding from Arnold's, an affiliate of the Parent, to Timothy
                   Costello dated September 7, 1995.
Exhibit 6E  --     Letter of Understanding from Arnold's, an affiliate of the Parent, to Jack
                   Disanza dated September 7, 1995.
Exhibit 6F  --     Letter of Understanding from Arnold's, an affiliate of the Parent, to Al
                   Melchiano dated September 7, 1995.
Exhibit 7   --     Joint Press Release of the Parent and the Company issued on September 19,
                   1995.
Exhibit 8*  --     Letter to Stockholders of the Company dated September 25, 1995.
Exhibit 9*  --     Opinion of Chicago Corporation dated September 18, 1995.

- -------------------------
* Included in the materials sent to stockholders of the Company.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          HUFFMAN KOOS INC.

                                          By: /s/ WILLIAM HELLMAN

                                            ------------------------------------
                                            William Hellman
                                            Chairman of the Board

Date: September 25, 1995